UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR NOVEMBER 21, 2002

GLENGARRY HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

P.O. Box HM1154
10 Queen Street
Hamilton, HM EX Bermuda
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F X	Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

Change in Management: Resignation of President and CEO

        On November 21, 2002, David Caney, the Registrant's President, CEO and member of the Board of Directors, tendered his resignation as the Registrant's President and CEO, for personal reasons. Mr. Caney will remain a director of the Company and will serve as a consultant to the Company. Mr. Caney's resignation was not because of any disagreement on any matter relating to the Registrant's operations, policies or practices.

        The Board of Directors has begun a search for Mr. Caney's replacement and has named Glyn Williams, currently the Managing Director of Online Advisory Limited, the Registrant's principal operating subsidiary, as the Company's Acting CEO. All investor inquiries should be directed to Mr. Williams or Tom Hutton, Public Relations, Glengarry Holdings Limited—Bermuda:

Tel +1 441 295 3511
Fax +1 441 292 6140
E-mail tsh@glengarry.bm

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 21, 2002	GLENGARRY HOLDINGS LIMITED
	By:	/s/ JACQUELINE ANTIN Jacqueline Antin Chief Financial Officer

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